January 5, 2024

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christine Torney and Daniel Gordon

VIA EDGAR

Re:	SciSparc Ltd. (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2022 (the “2022 Form 20-F”)

File No. 001-38041

Dear Ms. Torney and Mr. Gordon:

We hereby provide the following response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above-referenced filing that were provided to the Company by the Staff in its letter dated December 21, 2023 (the “Comment Letter”). To assist your review, we have retyped the text of the Staff’s comment below in bold face type and have provided the Company’s response immediately following the comment.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2:- Significant Accounting Policy, page F-13

1.	Please provide a revenue recognition accounting policy that will be included in your future periodic filings. We may have further comment.

In our future filings of the Company’s annual report on Form 20-F, we will provide the following revenue recognition accounting policy (updated as necessary for the applicable period covered):

The Company sells products directly to customers mainly through its online Amazon stores.

Under the Company’s standard contract terms, customers have a right of return within 30 until 90 days. For contracts with rights of return, the Company recognizes revenue based on the amount of the consideration which the Company expects to receive for products which it is highly probable that a significant revenue reversal will not subsequently occur. The Company recognizes a refund liability for consideration received or receivable if it expects to refund some or all of the consideration to the customer. At the end of each reporting period, the Company updates its estimates of expected product returns and adjusts the refund liabilities with a corresponding adjustment in revenues. As of December 31, 2022, the allowance for returns was immaterial. The refund liability is recorded as a decrease in revenues against other payables. A right of return asset and corresponding adjustment to cost of sales is also recognized for the right to recover the goods from the customer.

In certain contracts, the Company evaluates the nature of its promise to the customer and determines whether it is a principal or agent for each contract. In determining the nature of its promise to the customer, the Company evaluates whether it is appropriate to recognize revenues on a gross or net basis based upon its evaluation of whether the Company obtains control of the specified goods by considering if it is primarily responsible for fulfillment of the promise, has inventory risk, and has the latitude in establishing pricing and selecting suppliers, among other factors. Based on its evaluation of these factors, management has determined that it is the principal in these arrangements; therefore, sales are recorded on a gross basis.

We acknowledge to the Commission that the Company and its management are responsible for the accuracy and adequacy of our disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

We appreciate your time and attention to our responses to the Staff’s comments set forth in this letter. Should you wish to discuss this letter at any time or require additional information, please do not hesitate to contact our legal counsel, Oded Har-Even, Esq. at (212) 660-5002 of Sullivan & Worcester LLP.

Sincerely,

SciSparc Ltd.

/s/ Oz Adler
Oz Adler
Chief Executive Officer and Chief Financial Officer